Exhibit 99.1

BAYTEX RELEASES 2018 CORPORATE SUSTAINABILITY REPORT

CALGARY, ALBERTA (September 30, 2019) – Baytex Energy Corp. (“Baytex”)(TSX, NYSE: BTE) has published its fourth biennial corporate sustainability report, demonstrating our commitment to transparency and accountability, and our progress in managing the environmental and social impacts of our business.

The report is available on Baytex’s website at www.baytexenergy.com.

Highlights

•	76% reduction in corporate spill volumes over five years

•	99.1% routine gas conservation in Peace River achieved in 2018

•	39% reduction in employee and contractor lost time injury frequency (per 200,000 hours worked) over five years

•	$32 million of contracts awarded to Indigenous contractors and companies in 2017-2018

•	25% women board members as of September 2019

•	Recognized by Corporate Knights as a Future 40 Responsible Corporate Leader in 2018

•	Establishment of a greenhouse gas (“GHG”) emissions intensity target

Continual improvement is an important element of our culture of commitment. For the first time in company history, Baytex has established a GHG emissions reduction target. Our objective is to reduce our corporate GHG emission intensity (tonnes of CO2 per boe) by 30% by 2021, relative to our 2018 baseline.

The report has been prepared following the principles outlined in the Global Reporting Initiative (“GRI”) Standards. To improve comparability, we have cross-referenced our disclosures to the Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”).

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Exhibit 99.1

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objective and our GHG emissions reduction target.

The forward-looking statements contained in this news release and Baytex's 2018 Sustainability Report reflect several material factors, expectations and assumptions which Baytex believes are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. The assumptions on which the forward-looking statements are based and the risk factors and uncertainties that could cause our actual results to differ materially are discussed under “Forward-Looking Statements” in the Management’s Discussion and Analysis contained in our most Interim Report and for a full discussion of our material risk factors, see “Risk Factors” in our Annual Information Form or Form 40-F for our most recently completed financial year, both are available at www.baytexenergy.com. Readers should also refer to the risk factors described in other documents we file from time to time with securities regulatory authorities, which are available at www.sedar.com, www.sec.gov and www. baytexenergy.com.

The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

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